To:       Managers
From:    Dean Priddy, CFO and Corporate Vice President of Administration
Subj:     Questions About the 2009 Employee Option Exchange Program
Date:    June 9, 2009

Today, RFMD distributed the attached memo announcing that our Board of Directors has approved a voluntary stock option exchange program for RFMD employees, subject to shareholder approval of the program at our 2009 Annual Meeting scheduled for July 29, 2009.

As managers, you may receive questions from employees concerning the proposed program. Because there are strict Securities and Exchange Commission (SEC) regulations on communication regarding proxy votes and tender offers, you should not provide any additional information regarding the program if asked.

We plan to provide employees with more detailed information about the option exchange program over the next few weeks through e-mail, mailings or other media, which will be filed with the SEC.  We appreciate your cooperation in this matter.

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Please be aware that this communication does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state or country where such offer or solicitation is not permitted.  RFMD has filed its preliminary proxy materials in connection with its 2009 annual meeting of shareholders.  The preliminary proxy materials contain important information regarding the voluntary employee stock option exchange program (the "Option Exchange Program") by RFMD and should be read carefully by shareholders prior to voting on or participating in the Option Exchange Program.  RFMD also intends to file other relevant materials with the SEC, including definitive proxy materials, all of which should be read carefully by shareholders prior to voting on or participating in the Option Exchange Program.

RFMD has not yet commenced the Option Exchange Program and must receive shareholder approval for the Option Exchange Program at RFMD's 2009 annual meeting of shareholders before such Option Exchange Program may be completed.  RFMD's Board of Directors reserves the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period. If and at the time the Option Exchange Program is commenced, RFMD will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program.  Upon the commencement of the Option Exchange Program, RFMD will also file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement.  Copies of these written materials and other documents filed by RFMD with the Securities and Exchange Commission will be available free of charge from the Securities and Exchange Commission's web site at www.sec.gov.